Exhibit 99.1

Tarus Therapeutics, Inc.

Financial Statements

December 31, 2021, 2020 and 2019

Tarus Therapeutics, Inc.

Financial Statements for the years ended

December 31, 2021, 2020, and 2019

(U.S. Dollars) Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1 - 2
Statements of Financial Position	3
Statements of Comprehensive Loss	4
Statements of Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to the Financial Statements	7 - 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tarus Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Tarus Therapeutics, Inc. (the “Company”) as of December 31, 2021, 2020, and 2019, the related statements of comprehensive loss, stockholders’ deficit equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, 2020, and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has experienced losses since inception, net cash outflows from operations, and has primarily relied on the sale of common stock and the issuance of a note payable to fund operations, all of which raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditors since 2022.

Saddle Brook, New Jersey

May 6, 2022

2

Tarus Therapeutics, Inc.

Statements of Financial Position

(U.S. Dollars)

		December 31,
	Notes	2021	2020	2019
Assets
Current Assets
Cash	B	$277,502	$602,390	$24,119
Restricted cash	B	60,000	122,403	-
Security deposit		-	-	5,000
Total Current Assets		337,502	724,793	29,119
Total Assets		$337,502	$724,793	$29,119

Liabilities and Stockholders' Deficit

Current Liabilities
Accounts payable		$326,051	$20,000	$-
Accrued expenses	C	1,225,634	109,928	396,870
Note payable, net of debt discount	D	2,000,000	1,650,721	-
Total Current Liabilities		3,551,685	1,780,649	396,870

Commitments and Contingencies

Stockholders' Deficit
Common stock	E	61	57	49
Additional paid-in capital		8,384,664	5,786,918	1,845,401
Accumulated deficit		(11,598,908)	(6,842,831)	(2,213,201)

Total Stockholders' Deficit		(3,214,183)	(1,055,856)	(367,751)

Total Liabilities and Stockholders' Deficit		$337,502	$724,793	$29,119

The accompanying notes are an integral part of these financial statements. 3

Tarus Therapeutics, Inc.

Statements of Comprehensive Loss

(U.S. Dollars)

		December 31,
	Notes	2021	2020	2019
Expenses:
General and administrative expenses		$2,513,848	$1,976,767	$161,293
Research and development		1,785,681	2,098,300	2,051,908
Loss from operations		(4,299,529)	(4,075,067)	(2,213,201)
Other expense
Interest expense	H	(456,548)	(554,563)	-
Loss before provision for income taxes		(4,756,077)	(4,629,630)	(2,213,201)
Provision for income taxes	F	-	-	-
Net loss		$(4,756,077)	$(4,629,630)	$(2,213,201)

The accompanying notes are an integral part of these financial statements. 4

Tarus Therapeutics, Inc.

Statements of Stockholders' Deficit (U.S. Dollars)

		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Notes	Shares	Amount	Capital	Deficit	Deficit
Balance, January 1, 2019		-	$-	$-	$-	$-
Common shares issued at inception	E	4,000,000	40	(40)	-	-
Common shares issued in private placement	E	886,645	9	1,845,441	-	1,845,450
Net Loss		-	-	-	(2,213,201)	(2,213,201)

Balance, December 31, 2019		4,886,645	$49	$1,845,401	$(2,213,201)	$(367,751)

Common shares issued in private placement	E	451,194	5	2,042,977	-	2,042,982
Warrants issued with debt	E	-	-	404,824	-	404,824
Cancellation of warrant	E	-	-	(100,000)	-	(100,000)
Shares issued with debt	D, E	157,332	2	379,168	-	379,170
Share-based compensation	E	171,723	1	1,214,548	-	1,214,549
Net Loss		-	-	-	(4,629,630)	(4,629,630)

Balance, December 31, 2020		5,666,894	57	5,786,918	(6,842,831)	(1,055,856)

Common shares issued in private placement	E	286,370	3	1,201,237	-	1,201,240
Cancellation of restricted stock	E	(61,921)	-	-	-	-
Share-based compensation	E	135,646	1	1,396,509	-	1,396,510
Net Loss		-	-	-	(4,756,077)	(4,756,077)

Balance, December 31, 2021		6,026,989	$61	$8,384,664	$(11,598,908)	$(3,214,183)

The accompanying notes are an integral part of these financial statements. 5

Tarus Therapeutics, Inc.

Statements of Cash Flows

(U.S. Dollars)

		Years Ended December 31,
	Notes	2021	2020	2019
Cash Flows From Operating Activities
Net Loss		$(4,756,077)	$(4,629,630)	$(2,213,201)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	E	1,396,510	1,214,549	-
Amortization of debt discount	D	349,279	464,716	-
Interest expense	H	456,548	554,563	-
Change in operating assets and liabilities:
Security deposit		-	5,000	(5,000)
Accounts payable		306,051	20,000	-
Accrued expenses	C	1,113,437	(286,942)	396,870

Net Cash Used In Operating Activities		(1,134,252)	(2,657,744)	(1,821,331)

Cash Flows From Financing Activities
Cancellation of warrant	E	-	(100,000)	-
Proceeds from note payable, net of costs of $30,000	D	-	1,970,000	-
Cash paid for interest	H	(454,279)	(554,563)	-
Proceeds from the sale of common stock, net of costs of $113,198; $28,000; and $8,000.	E	1,201,240	2,042,981	1,845,450

Net Cash Provided By Financing Activities		746,961	3,358,418	1,845,450

Net Change in Cash and Restricted Cash		(387,291)	700,674	24,119

Cash and Restricted Cash at Beginning of Year		724,793	24,119	-

Cash and Restricted Cash at End of Year		$337,502	$724,793	$24,119

NON-CASH FINANCING ACTIVITIES:
Common stock and warrants issued with notes payable	D, E	$-	$783,995	$-

The accompanying notes are an integral part of these financial statements. 6

Tarus Therapeutics, Inc.

Notes to the Financial Statements
December 31, 2021, 2020 and 2019

NOTE A - NATURE OF OPERATIONS

Nature of Operations

Tarus Therapeutics, Inc. (the "Company") was incorporated in the state of Delaware on January 2, 2019. The Company is a privately held biotechnology Company focused on treatment of resistant cancers. The Company’s mailing address is 6A Cove Lane N, North Bergen, NJ 07047. It has no physical office at this time.

These financial statements were authorized for issue by the boards of directors of the Company on May 6, 2022.

Liquidity

The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s current technology.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception and has funded its operations primarily through the sale of common stock and the issuance of a note payable. On December 31, 2021, the Company had stockholders’ deficit of approximately $3,214,000, borrowings outstanding, not including accrued interest, of $2,000,000 and a working capital deficit of approximately $1,214,000.

For the years ended December 31, 2021, 2020 and 2019, the Company had net cash outflows from operations of approximately $1,134,000, $2,658,000, and $1,821,000, respectively. Management believes that losses and negative cash flow will continue for at least the next year, from the date these financial statements are being issued. If the Company is unable to obtain sufficient cash resources to fund its operations and repay its notes payable, it may be forced to reduce or discontinue its operations. These conditions raise significant doubt as to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital to fund its business activities, including its research and development program.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified and has subsequently spread to other regions of the world, and has resulted in increased travel restrictions, business disruptions and emergency quarantine measures across the world including the United States. These disruptions did not have an effect on the Company's business plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee. The financial statements have been prepared on a historical cost basis and are presented in U.S. Dollars.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods. The estimates affecting the financial statements that are particularly significant include the share-based compensation. Actual results could differ from those estimates.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

The Company periodically monitors its positions with, and the credit quality of the financial institutions with which it invests. Periodically, throughout the years, and as of December 31, 2021 and 2020, the Company has maintained balances in excess of federally insured limits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of and during the years ended December 31, 2021, 2020 and 2019.

Cash and Restricted Cash

Amounts included in restricted cash represent those required to be set aside to make interest payments on the outstanding note payable. The following table presents cash and restricted cash reported on the statements of financial position, and the sums presented on the statements of cash flows:

	As of December 31,
	2021	2020	2019
Cash	$277,502	$602,390	$24,119
Restricted cash	60,000	122,403	-
Total as presented in the statements of cash flows	$337,502	$724,793	$24,119

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually. Research and development expenses include all direct and indirect operating expenses supporting the products in development.

For the years ended December 31, 2021, 2020 and 2019, all research and development expenditures were categorized as research and expensed in the period incurred. See Note G - License Agreement.

Deferred Finance Costs

Costs incurred with obtaining and executing debt arrangements are capitalized and amortized over the term of the related debt. Unamortized deferred costs are presented in the balance sheet as an offset to the associated debt.

Income Taxes

Income tax expense is comprised of current and deferred taxes. Income tax expense is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case the tax effect is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company accounts for deferred income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority. There were no uncertain tax positions nor income tax related interest and penalties recorded for the years ended December 31, 2021, 2020 and 2019. The income tax returns of the Company for the year ended December 31, 2019 and subsequent years are subject to examination by the Internal Revenue Service and other taxing authorities, generally for three years after they were filed.

Share-Based Compensation

The Company calculates share-based compensation expense for option awards based on the grant/issue date fair value using the Black-Scholes-Merton option pricing model (“Black-Sholes Model”) and recognize the expense on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur. The Black- Scholes Model requires the use of a number of assumptions including volatility of the stock price, the weighted average risk-free interest rate, and the vesting period of the Share-based Award in determining the fair value of Share-based Awards. Although the Company believes the assumptions used to calculate share-based compensation expense are reasonable, these assumptions can involve complex judgments about future events, which are open to interpretation and inherent uncertainty. In addition, significant changes to the assumptions could significantly impact the amount of expense recorded in a given period.

The Company recognizes restricted stock unit expense over the period of vesting or period that services will be provided. Compensation associated with shares of Common Stock issued or to be issued to consultants and other non-employees is recognized over the expected service period beginning on the measurement date, which is generally the time the Company and the service provider enter into a commitment whereby the Company agrees to grant shares in exchange for the services to be provided.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

NOTE C - ACCRUED EXPENSES

Accrued expenses consist of the following:

	As of December 31,
	2021	2020	2019
Research and development	$30,978	$-	$280,000
Professional fees	192,387	109,928	116,870
Accrued interest	2,269	-	-
Milestone payments (research and development)	1,000,000	-	-
Total accrued expenses	$1,225,634	$109,928	$396,870

NOTE D - NOTE PAYABLE

The Company entered into a loan agreement on February 4, 2020 with a financial institution for a $2,000,000 promissory note bearing interest at a floating rate of 2% plus the U.S. Prime Rate, as published in The Wall Street Journal. The average daily interest rate charged to the Company during the years ended December 31, 2021 and 2020 was 5.25% and 5.43%, respectively. The note is secured by all of the Company's assets and has been guaranteed by several members of management. The note was due September 1, 2021 subject to an option by the Company to extend the term for one additional six month period through March 1, 2022 for a fee of $10,000. Furthermore the Company has extended the maturity date of the loan to September 1, 2022. From the initial draw on this facility, $202,500 was held as interest reserve by the Company. As of December 31, 2021 and 2020, the total amount of the note outstanding net of the interest reserve was $1,940,000 and $1,877,597, respectively. Interest expense of $105,000 and $89,847 was recognized for the year ended December 31, 2021 and 2020, respectively.

In connection with obtaining the note, the Company incurred costs of $30,000, issued 157,332 shares of common stock and 304,858 warrants to purchase common stock to the guarantors of the note, and issued 53,802 warrants to the holder of the note. An aggregate fair value of $813,995 was recorded as a debt discount. The balance of the debt discount as of December 31, 2021 and 2020 was $0 and $349,279, respectively. Amortization of debt discount amounted to $349,279 and $464,716 for the years ended December 31, 2021 and 2020, respectively, and was included in interest expense.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE E - STOCKHOLDERS' DEFICIT

Common Stock

(a)	Authorized common shares: 10,000,000 common shares with par value of $0.00001 per share.
(b)	Following is a roll-forward of ordinary shares as of December 31, 2021, 2020 and 2019:

	As of December 31,
	2021		2020		2019
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	5,666,894	$57	4,886,645	$49	-	$-
Shares issued in private placement	286,370	3	451,194	5	886,645	9
Shares issued at inception	-	-	-	-	4,000,000	40
Shares issued to guarantors of note	-	-	157,332	2	-	-
Shares issued for services	135,646	1	171,723	1	-	-
Cancellation of shares	(61,921)	-	-	-	-	-
Balance, end of year	6,026,989	$61	5,666,894	$57	4,886,645	$49

Equity Incentive Plan

On July 23, 2020, the Company established the 2020 Equity Incentive Plan (the "Plan"). The number of shares available for grant or option under the Plan shall not exceed 1,415,768 shares. The shares or options granted under this Plan may be either authorized but unissued or reacquired shares. Awards under the Plan may consist of (i) options, (ii) stock awards, and (iii) restricted stock. As of December 31, 2021, there were no stock awards granted and a total of 245,448 shares of restricted stock and 1,170,320 options were granted under the Plan.

The Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the Plan Administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The Plan Administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

Private Placements

During the year ended December 31, 2019, the Company conducted multiple closings of a private placement offering issuing 886,645 shares of the Company’s common stock by entering into subscription agreements with accredited investors for aggregate gross proceeds of approximately $1,853,000. The Company incurred costs of $8,000 which are reflected as a reduction to the proceeds from the shares issued.

During the year ended December 31, 2020, the Company conducted multiple closings of a private placement offering issuing 451,194 shares of the Company’s common stock by entering into subscription agreements with accredited investors for aggregate gross proceeds of approximately $2,071,000. The Company incurred costs of $28,000 which are reflected as a reduction to the proceeds from the shares issued.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE E - STOCKHOLDERS' DEFICIT (continued)

Private Placements (continued)

During the year ended December 31, 2021, the Company conducted multiple closings of a private placement offering issuing 286,370 shares of the Company’s common stock by entering into subscription agreements with accredited investors for aggregate gross proceeds of approximately $1,314,000. The Company incurred costs of $113,198 which are reflected as a reduction to the proceeds from the shares issued.

Options

The following is a summary of the Company's option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding, January 1, 2020	-	-
Granted	867,687	$2.72
Outstanding, December 31, 2020	867,687	2.72	0.51
Granted	302,633	4.59
Outstanding, December 31, 2021	1,170,320	3.21	0.70
Exercisable, December 31, 2021	750,478	$3.68

During the year ended December 31, 2020, the Company issued 867,687 options to a member of the board of directors and employees. The options have an average exercise price of $2.72 per share, a term of 10 years, and various vesting schedules ranging from immediate to 3 years. The options have an aggregated fair value of $1,015,207 that was calculated using the Black-Scholes option-pricing model based on the assumptions discussed above in Note B. For the year ended December 31, 2020, the Company recognized share-based compensation related to options of an aggregate of $800,696 in general and administrative expense.

During the year ended December 31, 2021, the Company issued 302,633 options to a member of the board of directors and employees. The options have an average exercise price of $3.96 per share, a term of 10 years, and various vesting schedules ranging from immediate to 3 years. The options have an aggregated fair value of approximately $938,753 that was calculated using the Black-Scholes option-pricing model based on the assumptions discussed above in Note B. For the year ended December 31, 2021, the Company recognized share- based compensation related to options of an aggregate of $296,147 in general and administrative expense. On December 31, 2021, unrecognized share-based compensation was $773,895, which will be recognized over a weighted average period of 1.51 years.

The assumptions used in the Black-Scholes Model are set forth in the table below.

	2021	2020
Risk-Free Interest Rate	0.42 - 1.40%	0.23 - 0.60%
Volatility	74.29 - 78.23%	73.18 - 77.01%
Dividend yield	-0-%	-0-%
Term (in Years)	5.0 - 6.5	5.0 - 6.5
Grant Date Fair Value	$2.86 - $3.16	$1.33 - $3.10

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE E - STOCKHOLDERS' DEFICIT (continued)

Warrants

As of December 31, 2021, the Company had warrants outstanding to purchase an aggregate of 358,660 shares of Common Stock with a weighted-average contractual remaining life of approximately 9.2 years, and exercise price of $2.79 per share. As of December 31, 2021, no warrants have been exercised.

The following is a summary of the Company's warrant activity:

	Shares Upon Exercise of Warrants	Exercise Price
Outstanding, January 1, 2019	-	$2.79
Issued	789,474	2.79

Outstanding, December 31, 2019	789,474	2.79
Issued	358,660	2.79
Cancelled	(789,474)	2.79

Outstanding, December 31, 2020	358,660	2.79
Issued	-	-
Outstanding, December 31, 2021	358,660	$2.79

During 2019, the Company issued 789,474 warrants to consultants. During 2020, the Company cancelled the previously issued warrants. In connection with the cancellation, the Company paid the consultants $100,000 and recognized a reduction to additional paid-in capital. During 2020, the Company issued 53,802 warrants to the holder of the Company's note payable. These warrants had an estimated fair value of $59,193 at the time of issuance. The warrants were recorded as a debt discount based on their relative fair value. In addition, the Company issued 304,858 warrants to guarantors of the Company's note payable with a fair value of $345,631, that was calculated using the Black-Scholes option-pricing model based on the assumptions discussed above in Note B.

Restricted Stock Awards

From inception through December 31, 2021, the Company granted 464,701 shares of restricted stock to board members and others, which were fully vested at the dates of grant. Of such shares, 157,332 were issued in connection with obtaining the Company's note payable. These shares had an estimated fair value of $379,169 and were recorded as a debt discount. The Company recognized the estimated fair value of the remaining shares resulting in an expense of $622,615 and $413,852 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, there was no unrecognized compensation cost, related to the restricted stock awards. During the year ended December 31, 2021, the Company cancelled 61,921 shares of fully vested restricted stock which had been granted to an individual who left the Company.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE E - STOCKHOLDERS' DEFICIT (continued)

Restricted Stock Awards (continued)

The following is a summary of the Company's restricted stock award activity.

	Number of Shares	Weighted Average Fair Value
Nonvested at January 1, 2019	-	$-
Granted	-	-

Nonvested at December 31, 2019	-	-
Granted	329,055	2.41
Vested	(329,055)	2.41

Nonvested at December 31, 2020	-	-
Granted	135,646	4.59
Vested	(135,646)	4.59
Nonvested at December 31, 2021	-	$-

NOTE F - INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
Federal
Current	$-	$-	$-
Deferred	-	-	-
State and Local
Current	-	-	-
Deferred	-	-	-
Total provision for income taxes	$-	$-	$-

The Company’s deferred tax assets consisted of the following:

	December 31,
Deferred Tax Assets	2021	2020	2019
Intangible assets	$1,502,000	$1,101,000	$476,000
Net operating loss carryforwards	871,000	423,000	31,000
Accounts payable and accrued expenses	146,000	36,000	33,000
Total deferred tax assets	2,519,000	1,560,000	540,000
Valuation allowance	(2,519,000)	(1,560,000)	(540,000)
Deferred tax asset, net of valuation allowance	$-	$-	$-

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE F - INCOME TAXES (continued)

At December 31, 2021, the Company has available federal net operating loss (“NOL”) carryforwards of approximately $3,100,000 that may be used to offset future taxable income and do not expire.

No tax benefit has been reported in the accompanying financial statements since the Company believes that the realization of its net deferred tax assets at December 31, 2021, 2020 and 2019 was not considered more likely than not based upon the Company’s losses since inception.

The change in the valuation allowance for the years ended December 31, 2021, 2020 and 2019 was $959,000, $1,020,000 and $540,000, respectively.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company utilizes third party contractors to conduct some of its clinical activities. Such commitments are generally cancellable upon short-term notice.

License Agreement

On October 29, 2019, the Company entered into an exclusive license agreement, or the License Agreement, with Impetis Biosciences Limited ("Impetis"), to grant the Company an exclusive worldwide license to develop and commercialize adenosine receptor antagonists and related assets. The Company's current Chief Science Officer is the former managing director and CEO of Impetis. The License Agreement provides that the Company pay Impetis a total of $1.75 million in connection with the execution of the License Agreement, all of which has been paid as of December 31, 2019.

At any time, during the twelve-month period ending November 20, 2020, the Company had the option to obtain an exclusive sublicensable worldwide license to development or commercialize all of the option assets under the same terms as the license agreement, for a total exercise price of $750,000. The Company exercised the option in 2020.

Under the terms of the License Agreement, the Company is required to reasonably use efforts to achieve certain delineated milestones, including specified clinical development and specified commercialization milestones. In general, upon its achievement of these milestones, the Company will be obligated, in the case of development and commercialization milestones, to make milestone payments to Impetis in specified amounts and, in the case of commercialization milestones, to specified royalties with respect to product sales. In the event the Company fails to make timely payments, payments shall accrue interest at a per annum rate of 1% above monthly LIBOR.

During 2021, the Company has achieved two milestones and is obligated to pay Impetis an aggregate amount of $1.0 million. As of December 31, 2021, the Company has outstanding payments of $1.0 million and has accrued interest of $2,269 which are included in accrued expenses as of December 31, 2021. Please see Note C.

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Tarus Therapeutics, Inc. Notes to the Financial Statements December 31, 2021, 2020 and 2019

NOTE H - INTEREST EXPENSE

Interest expense consist of the following:

	For the Years Ended December 31,
	2021	2020	2019
Amortization of debt discount	$349,279	$464,716	$-
Interest on notes payable	105,000	89,847	-
Interest on outstanding milestone payments	2,269	-	-
Total interest expense	$456,548	$554,563	$-

NOTE I - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's Chief Scientific Officer, was the former Co-founder and Chief Scientific Officer of Advinus Therapeutics Ltd. during the period of 2015 through 2017. Advinus Therapeutics Ltd. is a wholly-owned subsidiary of Euronfins Advinus. The Company paid Eurofins Advinus approximately $128,000 and $1,628,000 during the years ended December 31, 2021 and 2020, respectively, related to research and development expenses. In addition, and prior to the Officer's employment with the Company, the individual served as a Director for Impetis Biosciences Limited, which was owned by the Tata group.

NOTE J - SUBSEQUENT EVENTS

During February 2022, the Company issued $750,000 aggregate principal amount of convertible notes with maturity dates of February 2024. All of the convertible notes issued by the Company are subject to the same terms. All the notes carry an interest rate of 6%. These notes contain a mandatory conversion feature of which the outstanding principle and unpaid accrued interest shall be converted in to conversion shares, in the event of a reverse merger or related financing transaction that occurs prior to maturity. At such event, the price shall be 70% of the conversion price. At maturity, the outstanding principal and unpaid accrued interest of each note shall be automatically converted into conversion shares. The number of conversion shares to be issued upon a maturity conversion shall be equal to the quotient obtained by dividing (i) the outstanding principal and unpaid accrued interest due on a Note to be converted on the date of the conversion by (ii) the Conversion Price of $4.59.

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